FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Launches next Generation “Business-Smart Network” Strategy

    Dated, April 30, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: April 30, 2007

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: Radware Launches next Generation “Business-Smart Network” Strategy, dated April 30, 2007.

Radware Launches Next Generation “Business-Smart Network” Strategy

Acquisition of Covelight Systems Adds Real-Time, Business Event Intelligence to Application Delivery Suite, Allowing Companies to Immediately Link IT Infrastructure with Business Requirements for Revenue Growth and Compliance

TEL AVIV, ISRAEL, April 30, 2007. Radware (NASDAQ: RDWR), the leading global provider of intelligent, integrated application delivery solutions, today announced that it is launching the first phase of its “Business-Smart Network” strategy with the acquisition of Covelight Systems. The addition of Covelight Systems’ flagship Inflight™ product, which captures detailed, business events from Web transactions, to Radware’s comprehensive APSolute application delivery suite, will enable companies to quickly unleash the value of previously hard-to-access business-event intelligence taking place on the network. Armed with real time access to this critical data, companies can optimize their business processes, offer new products and services on-the-fly to customers, and halt identity theft or fraudulent online behavior without unwanted delay. Radware will acquire assets of Covelight Systems in an all-cash transaction worth $16 million, of which a portion is performance-based. The completion of the transaction is subject to standard conditions to closing.

Radware’s market launch of business-smart networking solutions signifies a strategic move beyond the traditional industry approach to traffic switching, to one that provides customers with the ability to make their networks “business-aware”. The company has been steadily transitioning its application delivery offering in this direction for several months and will now marry its application-smart APSolute service architecture with Inflight’s real-time transaction capture, transform and feed functionality to enable first-time visibility into the business events embedded in user session traffic. The unique approach will allow data centers to tie their infrastructures to business needs by making this information immediately actionable, without time-consuming batch processing or expensive application integration projects.

“The Application Delivery Controller (ACD) is the key data center device in adding services to interactive applications. Having the ADC evolve to integrate business event monitoring and understanding elements of specific transactions is a logical evolution of the ADC platform” said Mark Fabbi, VP – Distinguished Analyst at Gartner, Inc. “Businesses will benefit by enabling new capabilities such as transaction assurance, real time business intelligence and fraud detection.”

Enabling actionable, real-time data is an extremely important business driver for all companies that continue to move their business processes to the Web and are seeking to realize the promises offered by service-oriented architectures (SOA), business process management (BPM), and business activity monitoring (BAM) or are trying to ensure compliance with the laundry list of internal/external controls and regulations such as service level agreements (SLAs), Control Objectives for Information and related Technology (COBIT), Sarbanes-Oxley (SOX), Health Insurance Portability and Accountability Act (HIPPA), Basel II, Payment Card Industry (PCI) standard, and HSPD-12. Industries that are poised to immediately reap the opportunities enabled by the combined Radware and Covelight solution include financial services, e-commerce, government, Telcos/ISPs, and healthcare, among others.

“This acquisition illustrates another milestone in the evolution of our vision from application-smart to business-smart networking and positions Radware at the forefront of an important industry trend,” said Roy Zisapel, chief executive officer, Radware. “Our mission has always been to make our customers’ networks more intelligent so they can extract greater business value from their data transactions, and therefore, their IT infrastructure investments. The addition of the Inflight platform, which dovetails several recent enhancements to our existing portfolio, accelerates this strategy and significantly differentiates us amongst other vendors in the application delivery market.”

“We are pleased to join a visionary leader in this space and offer the marketplace a truly unique solution,” said Spencer Snedecor, CEO, Covelight Systems. “The combined power of the two offerings will set a new standard for the rapid business process enablement that companies need to fuel continuous competitive advantage, especially as market dynamics constantly change.”

Radware is making Inflight available for purchase now as an integral component of its application delivery solution portfolio.

Technology Background on Inflight

Inflight is the only online, network-based pervasive monitoring solution that delivers actionable, real-time business-level events to any back-end analytic system, without requiring integration with the application. Inflight sits out-of-path in the data center between the servers and critical business applications and captures all transactions from web channels to dynamically feed relevant systems with key transaction data. The data it collects and correlates provides deeper visibility than standard log information and is easily generated with non-coded, customizable rules. The platform’s highly-scalable and non-invasive deployment offers an alternative approach to expensive Enterprise Application Integration (EAI) and Extract, Transform, and Load (ETL) based data mining methods for faster ROI and lower total cost of ownership.

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for more than 5,000 enterprises and carriers worldwide. With APSolute™, Radware’s comprehensive and award-winning suite of intelligent front end, access, and security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business-smart”. For more information, please visit www.radware.com.

About Covelight Systems

Covelight Systems’ Inflight Solution provides Web-channel data at wire speed to backend analytic engines for a variety of enterprise uses. Covelight’s products provide real-time, identity-based monitoring of critical online applications. Only by deploying Covelight solutions can organizations protect their business from fraud and also grow their business by taking action upon their users online transactions. For more information, go to www.covelight.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our inability to realize the benefits of the Covelight products and customer base, our inability to successfully integrate the operations of Covelight into our own, our being subject to unknown liabilities as a result of the acquisition of Covelight, general business conditions in the Application Switching industry, changes in demand for Application Switching products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.